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15045839

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 47862

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Ramat Securities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 Chagrin Blvd. Suite 200
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Zlatin	(216) 595-0987
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Zlatin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ramat Securities, Ltd., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Operating Officer

Title

Notary Public

MICHAEL K JONES, NOTARY PUBLIC
STATE OF OHIO
COMM. EXP. JUN. 12, 2017

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

101 PARK AVENUE, NEW YORK, NY 10178
(212) 251-3309

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Ramat Securities, Ltd.

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Sanville + Company

Abington, Pennsylvania
February 25, 2015

Ramat Securities, Ltd.
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	22,455
Receivables:		
Clearing broker		2,050,997
Interest and dividends		70,147
Marketable securities owned, at fair value		42,789,222
Furniture and equipment - at cost - $41,566 less accumulated depreciation of $34,672		6,894
Total assets	$	44,939,715

Liabilities and Members' Equity

Liabilities		
Payable to clearing broker	$	11,487,166
Options written, at fair value		1,216,105
Total liabilities		12,703,271
Members' Equity		32,236,444
Total liabilities and members' equity	$	44,939,715

The accompanying notes are an integral part of this financial statement.

1. Organization

Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) and in the states of Ohio, Arizona, Connecticut, Florida, Illinois, New Jersey, New York and Pennsylvania and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ, as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, and options.

2. Summary of Significant Accounting Policies

Nature of Business - The Company is a broker or dealer in the following activities: dealer to dealer trading, put and call broker or dealer, option writing, non-exchange member arranging for transactions in listed securities by exchange members, and trading securities for its own account.

Cash and Cash Equivalents - At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance limits. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Marketable Securities Owned - Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market prices.

Subscription Receivable - The Company will enter into agreements to purchase issues of securities and bonds and these are recorded as a subscription receivable when the agreement is reached and the money is transferred to the issuer. Subscription receivable is recorded at the cost of the securities and bonds, as determined by an agreement, to be received.

Concentration of Credit Risk - The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation - Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events - Management has evaluated the impact of all subsequent events through February 25, 2015, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company has elected to be treated as a partnership as defined by the Internal Revenue Code. As a result, there is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2014, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2011.

3. Deposits with and Payable to Clearing Brokers

The payable to clearing broker is for the Company's transactions. The payable as well as options written are collateralized by all securities owned by the Company.

4. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

4. Fair Value Measurements (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Common and preferred equity securities are valued at the closing price reported on the active market on which the individual securities are traded. Fair values for municipal securities and corporate debt securities are obtained from a third party pricing service and are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Assets	Level 1	Level 2	Level 3	Total
Marketable Securities				
Common stocks	$ 38,332,845	$	$	$ 38,332,845
Preferred stocks	345,850			345,850
Options held	1,052,997			1,052,997
Corporate bonds		3,057,530		3,057,530
	$ 39,731,692	$ 3,057,530	$	$ 42,789,222
Liabilities				
Marketable Securities				
Options written	$ (1,216,105)	$	$	$ (1,216,105)
	$ (1,216,105)	$	$	$ (1,216,105)

At January 1, 2014 and December 31, 2014, the Company held Level 3 securities having a fair value of $0. There were no amounts recorded to income or loss for these securities. There were no transfers between levels during 2014.

5. Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivatives contracts are recognized currently in the statement of operations as principal transactions. The Company does not apply hedge accounting as defined in GAAP as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

5. Financial Instruments (continued)

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair values of derivative instruments as of December 31, 2014:

Derivatives not Designated as Hedging Instruments	Statement of Financial Condition location	Asset Derivatives	Liability Derivatives
Call options purchased	Securities owned, at fair value	$ 474,072	
Put options purchased	Securities owned, at fair value	578,925	
Call options written	Options written, at fair value		$ 175,400
Put options written	Options written, at fair value		1,040,705
Total		$ 1,052,997	$ 1,216,105

Derivatives not designated as Hedging Instruments	Statement of Operations location	Amount of Gain (Loss) recognized in Operations
Call options purchased	Trading gains – Net	$ (718,992)
Put options purchased	Trading gains – Net	(726,772)
Call options written	Trading gains – Net	241,173
Put options written	Trading gains – Net	998,112
Total		$ (206,479)

As of December 31, 2014, the gross number of contracts of derivative financial instrument is as follows:

	Number of Contracts
Call options purchased	1,868
Put options purchased	775
Call options written	3,640
Put options written	5,896
	12,179

5. Financial Instruments (continued)

The fair values of derivative financial instruments included in securities owned and options written as of December 31, 2014, and the average quarterly fair value of the instruments for the year ended December 31, 2014, are as follows:

Type	Fair Value at Year End Asset Derivatives	 Liability Derivatives	Average Fair Values Asset Derivatives	 Liability Derivatives
Options purchased	$1,052,997		$ 353,264	$ 150,138
Options written		$1,216,105	639,429	1,081,546
Total	$1,052,997	$1,216,105	$ 992,693	$ 1,231,684

6. Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

7. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital and capital requirements of $22,505,161 which was $22,405,161 in excess of the Company's required net capital of $100,000. The Company's net capital ratio was 0.0 to 1.

8. Exemption from Rule 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.